SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008 (report no.1).

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1              Press Release: ACCENT Marketing Services Expands Strategic Implementation
of  NICE SmartCenter , dated September 8, 2008.

99.2              Press Release: NICE Has Leading Market Share in EMEA According to Recent Agent Performance Optimization Report by Analyst Firm Frost & Sullivan, dated September 16, 2008

99.3 Press Release: NICE SmartCenter Selected by Canada`s WestJet Airlines, dated September 23, 2008

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated October 2,  2008

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EXHIBIT INDEX

99.1 Press Release: ACCENT Marketing Services Expands Strategic Implementation
of  NICE SmartCenter , dated September 8, 2008.

99.2 Press Release: NICE Has Leading Market Share in EMEA According to Recent Agent Performance Optimization Report by Analyst Firm Frost & Sullivan, dated September 16, 2008

99.3 Press Release: NICE SmartCenter Selected by Canada`s WestJet Airlines, dated September 23, 2008

ACCENT Marketing Services Expands Strategic Implementation
of NICE SmartCenter

Selects NICE Perform to improve agent performance and compliance with the PCI standard

Ra`anana, Israel, September 08, 2008 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that ACCENT Marketing Services, a global provider of outsourced customer lifecycle management solutions, has expanded its strategic implementation of NICE SmartCenter with the addition of NICE Perform. ACCENT has been using NICE`s workforce management solution, IEX TotalView, since 2007 and will now be expanding with NICE Perform to help improve agent performance for delivering the highest quality of customer service and to support compliance with the Payment Card Industry Data Security Standard (PCI DSS).

ACCENT`s outsourced customer lifecycle management solutions include lead generation, customer care and technical support, cross- and up-sell campaigns, loyalty marketing campaigns, and product recall management using multiple channels such as phone, email, fax, and mail.  ACCENT serves companies in a variety of vertical markets, including telecom, manufacturing, insurance, healthcare, and retail.

NICE Perform will provide ACCENT`s contact center supervisors with enhanced technology and tools to support precision quality management for improving agent performance, customer satisfaction, and training effectiveness.  It will also enable ACCENT`s contact center supervisors to proactively evaluate and improve the quality of service provided to its clients` customers. By targeting key calls as well as correlating them with agent screen activity supervisors will be able to more accurately identify what agents can and should do to deliver world-class customer service, as well as to develop programs for performance improvement.

ACCENT will also use the NICE solution with its advanced media protection capabilities, including end-to-end media (voice and screen) encryption, to ensure compliance with the Payment Card Industry Data Security Standard (PCI DSS), providing assurance to their clients that their customers` account information is safe.  Using the NICE solution will help ACCENT decrease the risk associated with non-compliance and avoid punitive measures.

Kevin Foley, President and CEO, ACCENT, commented, "Following the great success we`ve experienced with NICE`s workforce management solution, we selected NICE once again to help us deliver a quality platform across our contact centers.  Our clients rely on us to help them acquire, support, retain and grow their customers.  With NICE we will be able to provide industry-leading quality, insight and analysis while also meeting our PCI compliance goals."

"We are very happy that ACCENT will be expanding its NICE SmartCenter environment," said Eran Gorev, President and CEO, NICE Americas.  "ACCENT is a world-class leader in customer lifecycle management, delivering the right strategies, resources, and tools to help companies build meaningful and profitable customer relationships.  This decision reflects the unique benefits NICE offers in driving strategic enterprise initiatives such as improving customer loyalty and increasing customer retention."

About ACCENT Marketing Services, LLC

ACCENT is an international provider of customer lifecycle management solutions.  It partners with world-class companies to help them acquire, support, retain, and grow their customers at every stage in the customer lifecycle. Through ACCENT`s suite of data analytics, direct marketing, contact management, and fulfillment services the company delivers high quality, integrated marketing solutions that grow valuable client and customer relationships.  Founded in 1993 and majority owned by MDC Partners, Inc., ACCENT employs approximately 4,000 people in 10 U.S. cities, Jamaica, and the Philippines.  For more information, visit www.accentonline.com.

About MDC Partners, Inc.
MDC Partners is a leading provider of marketing communications services to clients in North America, Europe and Latin America.  Through its partnership of entrepreneurial firms it provides advertising, specialized communications and consulting services to leading brands. MDC Partners` philosophy emphasizes the utilization of strategy and creativity to drive growth for its clients. MDC Partners is The Place Where Great Talent Lives. MDC Partners Class A shares are publicly traded on the NASDAQ under the symbol "MDCA" and on the Toronto Stock Exchange under the symbol "MDZ.A".

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE Has Leading Market Share in EMEA According to Recent Agent Performance Optimization Report by Analyst Firm Frost & Sullivan

Ra`anana, Israel, September 16, 2008, NICE Systems Ltd. (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that independent analyst firm, Frost & Sullivan, identified NICE`s Smart Center solution for improving contact center and enterprise performance as leading in market share in the EMEA region in its recent market report, EMEA Agent Performance Optimization, 2008..The data in the report is based on 2007 revenues The report cited NICE as having 34% of the quality management market,10 percentage points over the nearest competitor.

Keith Dawson, Senior Analyst at Frost & Sullivan commented, "The NICE SmartCenter offering has the ability to deliver a real business value to both contact centers and enterprises.  Strategically, it delivers customer-driven insights on how to improve agent performance for enhanced customer experience and loyalty.  Furthermore, the solution`s approach puts together all of its components through a single unified user interface which makes report extraction intuitive, no longer needing to have to extract one set of KPIs about agent activity in one place and then coordinate it with data about performance goals in another place.  This is a winning combination."

NICE SmartCenter is helping organizations tackle the challenges of today`s dynamic business environment which include a wave of new regulations that require greater capabilities in ensuring compliance and in managing risk; the need to stay on top of growing customer expectations across multiple touch-points; and the imperative to stay ahead of more competition than ever when it comes to ensuring customer loyalty and retention.

"We are happy to see further validation of the NICE SmartCenter strategy for enabling organizations across a variety of vertical markets to improve the business performance of their call centers and enterprise," said Tamir Ginat, President, NICE EMEA.  "This report is further recognition of the strength of our market position, which is a reflection of the real value-add our solutions bring to our customers, the dedication of our staff, and the tremendous success of our business partners throughout the region."

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.   NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

NICE Trademarks:

3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

NICE SmartCenter Selected by Canada`s WestJet Airlines

IEX TotalView Workforce Management and Performance Management solutions selected

Ra`anana, Israel, September 23, 2008 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced WestJet Airlines Ltd., Canada`s leading low-cost airline, has selected the integrated NICE SmartCenter solutions for workforce management and performance management. These integrated solutions were selected based on their ability to meet WestJet`s business requirements and stringent technology standards.

IEX TotalView system will improve WestJet`s forecasting and scheduling processes. As a result, WestJet will be able to operate its contact center business in a more efficient and effective manner. Through this deployment, the company expects to see increased staffing efficiency, lower telecom costs, and increased agent empowerment, among other returns. Combining the workforce management and performance management solutions offers WestJet even greater power and performance. The performance manager solution will aggregate data from WestJet`s critical contact center solutions, such as the workforce management system and its ACDs, to provide a broader and deeper understanding of the business through a unified view of the business.

"We strive to provide our guests with an amazing experience," said Todd Peterson, Director of Operations for WestJet`s Distribution team. "With the workforce management system`s proven track record of success, and the performance management solution`s comprehensive capabilities, I`m confident that these NICE SmartCenter solutions will enable us to further enhance the Guest experience we provide, while lowering costs and promoting continued success for our people".

Debbie May, president of IEX Corporation, a NICE Systems company added, "We are excited to have WestJet as a client. Their decision to make the switch to IEX TotalView is evidence of the solution`s differentiated business value. IEX TotalView continues to be the workforce management solution of choice for sophisticated contact centers. Coupling it with the Performance Manager solution demonstrates the added value of tight integration between workforce management and performance management while highlighting the growing market trend toward selecting vendor-developed solutions instead of developing in house."

About WestJet

WestJet Airlines Ltd. is Canada`s leading low-fare airline, based in Calgary, Alberta. Feature fleet of New Generation Boeing 737`s: 737-600`s, 737-700`s, and 737-800`s. Guest service features single class leather seating and Bell Express Vu. WestJet`s corporate mission is to enrich the lives of everyone in WestJet`s world by providing safe, friendly, and affordable air travel. WestJet`s corporate vision is by 2016, it will be one of the five most successful international airlines in the world providing our guests with a friendly and caring experience that will change air travel forever. WestJet is publicly traded on the Toronto Stock exchange, stock symbol WJA. For more information, visit http://www.westjet.com.

About IEX

IEX Corporation, NICE Systems Ltd. company, is a leading provider of feature-rich, scalable workforce management and performance management solutions that enable contact centers to improve planning and scheduling, enhance performance and streamline tasks. With a strong global presence, IEX solutions are used in over 50 countries with over a million agents at more than 3,000 contact center sites. Both the award-winning IEX TotalView Workforce Management system and the Performance Manager solution are part of NICE SmartCenter. NICE SmartCenter combines workforce and performance management with quality management, interaction analytics, compliance, coaching and customer feedback within a service-oriented architecture. For more information about IEX, visit http://www.iex.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

North American

Media Contacts IEX Corporation, a NICE company

Angela Ticknor angela.ticknor@iex.com +1 972 301 1209

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note:  Insight from Interactions(TM), 3600 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform(TM), NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encorder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®,  Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*in Australia only

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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